Fourth paragraph under the caption "Legal Proceedings" beginning on page 10 of the Annual Report on Form 10-K of the Company for the year ended December 31, 1998 (File No. 1-6594).

Beginning in June 1994, a number of putative class actions have been filed against the Alabama subsidiary of the Company alleging that premiums charged on credit life insurance were excessive. These cases, which essentially duplicate each other, are: Lawrence v. Commercial Credit Corporation, et al., filed in the Circuit Court of Jefferson County, Alabama in June 1994; Royster v. Commercial Credit Corporation, et al., filed in the Circuit Court of Walker County, Alabama in September 1995; Hughes v. Commercial Credit Corporation, filed in the Circuit Court of Calhoun County, Alabama in July 1996; and Smith v. Commercial Credit Corporation, filed in the Circuit Court of Walker County, Alabama in December 1996. In December 1996, a settlement class was conditionally certified in the Hughes case. But several decisions of the Alabama Supreme Court cast doubt on whether that Court has jurisdiction to entertain the settlement in Hughes. In the event that it is determined that the Court in Hughes does not have jurisdiction, the Lawrence case will proceed.